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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 7)*

Vector Group Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92240M108
(CUSIP Number)

Richard S. Ressler
c/o Orchard Capital Corporation
6922 Hollywood Boulevard
Los Angeles, California 90028

with a copy to:

Frank H. Golay, Jr., Esq.
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2004

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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CUSIP No. 92240M108
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Richard S. Ressler.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 1,747,365 shares
	8.	SHARED VOTING POWER 31,972 shares
	9.	SOLE DISPOSITIVE POWER 1,747,365 shares
	10.	SHARED DISPOSITIVE POWER 31,972 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,779,337 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14.	TYPE OF REPORTING PERSON IN

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PRELIMINARY STATEMENT – As of September 15, 2004, the reporting person ceased to be a 5% shareholder in Vector Group. This amendment updates to September 15, 2004 the information previously reported. The most recent previous amendment was dated on or about April 14, 1998.

ITEM 1.	SECURITY AND ISSUER.

                This Statement relates to shares of the Common Stock of Vector Group Ltd. (“Vector Group”), formerly Brooke Group Ltd. The principal executive offices of Vector Group are located at 100 S.E. Second Street, Miami, Florida 33131.

ITEM 2.	IDENTITY AND BACKGROUND.

                                 (a)   Richard S. Ressler

                                 (b)    c/o Orchard Capital Corporation, 6922 Hollywood Boulevard, Los Angeles, California 90028

                                 (c)    President of Orchard Capital Corporation

                                 (d) – (e)    During the last five years, Mr. Ressler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                                 (f)    United States citizen

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                No change from information previously reported.

ITEM 4.	PURPOSE OF TRANSACTION.

                No change from information previously reported.

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ITEM 5.	INTEREST IN SECURITIES OF THE COMPANY.

                                 (a) – (b)    As of September 15, 2004, Mr. Ressler may be deemed to be the beneficial owner of 1,779,337 shares of Common Stock of Vector Group, which represents 4.5% of such class. Mr. Ressler has sole voting and disposition powers with respect to 1,747,365 of such shares and he shares voting and disposition powers with Alison Ressler, his wife, with respect to 31,972 of such shares. Such percentage is calculated based on a total of 39,659,510 Vector Group shares outstanding, as reported by Vector Group as of August 6, 2004.

                                 (c)    On September 15, 2004, Mr. Ressler delivered 218,625 shares that he owned to close out a short-against-the-box position on 218,625 shares that he had established on July 1, 1996. Mr. Ressler’s broker, Goldman, Sachs & Co., effected the close out pursuant to his instructions. Otherwise, Mr. Ressler has effected no transactions in the Vector Group shares in the 60 days prior to September 15, 2004.

                                 (d)    Not applicable.

                                 (e)    On September 15, 2004, Mr. Ressler ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

                No change from information previously reported except that Mr. Ressler had transferred his brokerage account from Merrill Lynch, Pierce, Fenner & Smith Incorporated to Goldman, Sachs & Co.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

                None.

                This statement on Schedule 13D speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2004	By:	/s/ Richard S. Ressler

		Name:	Richard S. Ressler